SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 3)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                                    ---------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
                                 --------------
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE
        Transaction Valuation*                      Amount of Filing Fee**
                $12,787,500                                 $1,176

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 750,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $17.05 per share.

** .000092 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,176                                Filing Party:  Utah Medical Products, Inc.
Form or Registration No.:  Amendment No. 2 to Schedule TO      Date Filed:  October 11, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 750,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $17.05 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, previously filed on Amendment No. 2 to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B),
(a)(1)(C), (a)(1)(D), and (a)(1)(E), respectively, is hereby amended and supplemented as follows:

     The Expiration Date is 5:00 P.M., New York City time, on Tuesday, November 12, 2002.

     The information in the Offer to Purchase, previously filed on Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented to the extent specifically provided herein. Page numbers refer to the printed offer document mailed to all shareholders in October 2002.


SUMMARY TERM SHEET  (page 3)

WHEN WILL UTMD PAY ME FOR MY SHARES?
                    Promptly after the expiration date, currently set at November 12, 2002. UTMD expects to mail checks to selling shareholders between 3-5 business days after the expiration date. See Section 5.

1.   NUMBER OF SHARES; PRORATION

third paragraph. (page 7)

     The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense promptly following the Expiration Date. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer. See Section 14.


eighth paragraph. (page 7)

     UTMD has deleted this paragraph in its entirety.

last paragraph  (page 7)/ first paragraph (page 8)

     PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders (and not withdrawn). Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer until approximately three Nasdaq trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Depositary or the Company and may be able to obtain such information from their brokers.


3.   PROCEDURES FOR TENDERING SHARES.

second paragraph. (page 12)

         DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. Any such action will apply to all stockholders. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.


4.   WITHDRAWAL RIGHTS.

first paragraph. (page 12)

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 5:00 P.M. New York City time, on Wednesday, December 11, 2002.


5.   PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE. (page 13)

first paragraph.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. In accordance with applicable regulations of the SEC, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for the Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days.

second paragraph.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

fourth paragraph.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately three Nasdaq trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder promptly after the Expiration Date without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.


6.   CERTAIN CONDITIONS OF THE OFFER.

first paragraph. (page 14)

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after October 11, 2002 and on or prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment, exercised in good faith (regardless of the circumstances giving rise thereto, excluding any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

second paragraph. (page 14)

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

third paragraph. (page 14)

     UTMD has removed Section 6. paragraph (b) item (iii) as a condition.

last paragraph of Section 6. (page 15)

     The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, prior to the expiration of the Offer. Any determination by the Company concerning the events described above will be final and binding on all parties.

     The information in the Letter of Transmittal, previously filed on Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(B), is hereby amended and supplemented to the extent specifically provided herein.

fifth paragraph under the "Ladies and Gentlemen" caption, front side of the printed document mailed to shareholders.

     The undersigned represents and warrants to the Company that the undersigned agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Item 12.          Exhibit.


(a) (5) (D)       Press Release, dated November 1, 2002.






                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   UTAH MEDICAL PRODUCTS, INC.



                                   By:  /s/ KEVIN L. CORNWELL
                                      ---------------------------

                                   Name: Kevin L. Cornwell

                                   Title: Chairman and Chief Executive Officer


Dated: November 1, 2002
>


                                  EXHIBIT INDEX


   Exhibit #            Description
--------------          -----------
(a) (5) (D)             Press Release, dated November 1, 2002

                               EXHIBIT (a) (5) (D)


                                  PRESS RELEASE
                             UTMD Clarifies Terms of
                                  Tender Offer


Contact:  Paul Richins                                          November 1, 2002
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (Nasdaq:UTMD) today filed via the SEC's EDGAR database a number of clarifications to its written offer materials sent to shareholders in October. The modifications may be accessed at the SEC's website at http://www.sec.gov, which site is also linked to UTMD's website at http://www.utahmed.com

The Company has extended the expiration of its offer to 5:00 p.m. Eastern time on Tuesday, November 12. In addition, the "back-end" odd lot provision has been removed, which means that if the Offer is oversubscribed, the Company will purchase the resulting prorata portion of each tendering shareholder's tendered shares, even if the number of shares returned to the shareholder due to proration is less than 100 shares.

Although the Company believes all the revisions to its "Offer to Purchase For Cash Up To 750,000 Shares of Its Common Stock At a Purchase Price of $17.05 Per Share" documentation are minor, it urges shareholders to access and read the information before deciding whether to tender or refrain from tendering their shares. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation to buy the Company's common stock will only be made pursuant to the Offer to purchase and related materials, as amended, that the Company has filed with the SEC. Shareholders should carefully read the Offer to purchase and related materials including the revisions and clarifications filed on EDGAR today. UTMD's Depositary for the Offer is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 Attn: Reorganization Department, Telephone Number: (800) 368-5948, Facsimile Number: (908) 497-2311.

Shareholders who have previously tendered shares may change their minds and withdraw them on or before 5:00 P.M. New York City time, Tuesday, November 12.

With regard to the Safe Harbor Statement in UTMD's October 1, 2002 press release announcing its tender offer, the Company notes that the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Shareholders are advised that the safe harbor protections do not apply to statements in any of the tender offer materials.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.